5151 San Felipe Street Suite 2500 Houston, Texas 77056 Tel: 713-386-3701

Via EDGAR

December 31, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Columbia Pipeline Partners LP
Registration Statement on Form S-1
File No. 333-198990

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Columbia Pipeline Partners LP (the “Partnership”) hereby submits the proposed offering terms of the initial public offering (the “Offering”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K. These pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-198990 (the “Registration Statement”). The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of December 31, 2014. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a mid-point of $20.00 per common unit. In the Offering, the Partnership proposes to sell up to 40,000,000 common units representing limited partner interests in the Partnership. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as the Partnership’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Securities and Exchange Commission

December 31, 2014

Additionally, the Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement.

The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

COLUMBIA PIPELINE PARTNERS LP

By:	CPP GP LLC, its general partner

By:	/s/ Stephen P. Smith
Name:	Stephen P. Smith
Title:	Chief Financial Officer

Enclosures

cc:	Robert E. Smith, CPP GP LLC
Gillian A. Hobson, Vinson & Elkins L.L.P.